UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File No. 1-36354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEVENTY SEVEN ENERGY INC.

RETIREMENT & SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEVENTY SEVEN ENERGY INC.

777 N.W. 63rd Street

Oklahoma City, OK 73116

Seventy Seven Energy Inc. Retirement & Savings Plan

December 31, 2014

Note: Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and 401(k) Fiduciary Committee of

Seventy Seven Energy Inc. Retirement & Savings Plan

Oklahoma City, Oklahoma

We have audited the accompanying statements of net assets available for benefits of Seventy Seven Energy Inc. Retirement & Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the six months then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Seventy Seven Energy Inc. Retirement & Savings Plan as of December 31, 2014, and the changes in net assets available for benefits for the six months then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4a – Schedule of Delinquent Contributions, Schedule H, Line 4i-Schedule of Assets Held at End of Year, and Schedule H, Line 4j - Schedule of Reportable Transactions as of or for the six-month period ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Seventy Seven Energy Inc. Retirement & Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and

Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Mankato, Minnesota

July 14, 2015

Seventy Seven Energy Inc. Retirement & Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2014

Assets
Investments, at Fair Value	$164,740,085
Notes Receivable from Participants	12,163,931

Total assets	176,904,016
Liabilities
Other Payable	23,612

Net Assets Available for Benefits	$176,880,404

See Notes to Financial Statements

Seventy Seven Energy Inc. Retirement & Savings Plan

Statement of Changes in Net Assets Available for Benefits

From Inception Through December 31, 2014

Investment Income (Loss)
Net depreciation in fair value of investments	$(38,682,350)
Interest and dividends	3,199,372

Net investment income (loss)	(35,482,978)

Interest Income on Notes Receivable from Participants	311,878

Contributions
Employer	12,653,836
Participants	13,602,464
Rollovers	562,437

Total contributions	26,818,737

(8,352,363)

Deductions
Benefits paid to participants	10,756,348
Administrative expenses	221,114

Total deductions	10,977,462

Transfers in	196,210,229

Net Increase	176,880,404
Net Assets Available for Benefits, as of July 1, 2014	—

Net Assets Available for Benefits, as of December 31, 2014	$176,880,404

See Notes to Financial Statements

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Note 1:     Description of the Plan

The following description of the Seventy Seven Energy Inc. Retirement & Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all eligible employees of Seventy Seven Energy Inc. (SSE) and its subsidiaries that have adopted the Plan (collectively with SSE, the Company). The Plan is sponsored by SSE and administered by the Company’s 401(k) Fiduciary Committee (the Plan Administrator) and the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Principal Trust Company, an affiliate of Principal Financial Group (Principal), is the record keeper and trustee of the Plan. The Plan covers all employees of the Company, except certain defined classes such as leased employees, provided the eligible employees have worked one month and have reached age 18. Employees may enter the Plan on the first day of the month following the date they satisfy the Plan’s eligibility requirements.

On June 30, 2014, the Company became an independent, publicly traded company separating from Chesapeake Energy Corporation (Chesapeake) in a series of transactions, which are referred to as the spin-off. Prior to the spin-off, the Company was an Oklahoma limited liability company operating under the name “Chesapeake Oilfield Operating, L.L.C.” (COO) and an indirect, wholly-owned subsidiary of Chesapeake. As a result of the spin-off, approximately 5,200 employees of COO and its subsidiaries became employees of the Company. The Plan was established by the Company, effective July 1, 2014, due to a spin-off from the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the Chesapeake Plan) and $196,210,229 of assets were transferred to the Plan from the Chesapeake Plan.

Contributions

Participants can defer on a pre-tax basis up to the lesser (i) of up to 75% of their eligible compensation (as defined in the Plan), which may include up to 100% of bonus compensation or (ii) $17,500 (or $23,000 for participants age 50 or older) of eligible compensation for 2014 to the Plan in accordance with Internal Revenue Code (IRC) Section 402(g). For the six-month period ended December 31, 2014, the Company made employer matching contributions equal to 100% of the employee’s deferral contributions subject to a maximum of 15% of eligible compensation. In addition, the Company may make discretionary contributions and discretionary employee stock ownership plan (ESOP) contributions. All matching and discretionary contributions are subject to vesting, as described below under the heading “vesting.” Employee rollover contributions are also permitted. During 2014, the Company only made the matching contributions.

The Company’s employer matching contributions and discretionary ESOP contributions are invested in SSE common stock. Participants are allowed to direct the transfer of 100% of employer stock from employer matching contributions to another investment offered under the Plan at any time.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Automatic Enrollment

The Plan contains an automatic enrollment feature. Participants subject to automatic enrollment will be notified approximately 30 days prior to the date when the Company begins automatic deduction of 4% from their eligible compensation on a pre-tax basis as a deferral contribution to the Plan. Bonuses which are treated as eligible compensation under the Plan are not subject to deferrals under the automatic enrollment provisions. The participant may stop or change this automatic contribution by following the instructions in the notice. Deferral contributions made automatically for the participant are treated the same under the Plan as deferral contributions made by election. The Plan includes previously hired employees in automatic enrollment as well as new employees. The automatic feature increases the deferral contribution rate by 1% each year until it reaches a maximum of 10% of eligible compensation, unless the participant elects otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contributions and plan net investment income or loss. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan.

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Employer matching, discretionary and ESOP contributions (collectively, employer contributions) vest 20% for each year of service and upon five years of service, a participant becomes 100% vested in his employer contributions; provided, however, that regardless of a participant’s years of service, the participant will be 100% vested in all of his employer contributions on the date he (a) obtains normal retirement age (age 65), (b) becomes totally disabled (as defined in the Plan) or (c) dies (provided the participant is employed by the employer on such date.

Payment of Benefits

Vested benefits of retired, disabled, deceased or terminated employees are distributed as a single lump-sum payment or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value vested in SSE common stock paid in cash or shares of common stock. Under the IRC, a participant must begin receiving his vested account balance on the April 1st following the later of the year the participant reaches age 70 1⁄2 or terminates employment. In-service distributions may be made from a participant’s vested account balance upon a participant attaining age 59 1⁄2. Pre-termination, in-service distributions of a participant’s deferral contributions may also be made from a participant’s on account of a severe financial hardship or as a qualified reservist distribution in accordance with the Plan. A participant who receives a hardship withdrawal shall be prohibited from making contributions to the Plan for six months after receipt of such distribution.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

At December 31, 2014, the Plan had $129,210 in payables owed to plan participants who requested a distribution at the end of the plan year; as such, payments were issued and received at the beginning of January.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance and may not have more than one loan outstanding. The loan repayment term is for a period not to exceed five years, except for loans used to acquire a primary residence. The loans are secured by the balance in the participants’ vested accounts and bear interest at a fixed rate established by the loan administrator. Interest rates on outstanding loans range from 3.25% to 8.25% at December 31, 2014. Principal and interest are paid through payroll deductions, with loans maturing at various times through 2024.

Plan Termination

Although it has not expressed an intention to do so, SSE has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Partial Termination of Plan

During the period December 2014 through the date of this report, due to the numerous employee terminations, management determined a partial termination of the Plan had occurred. The Company is working with Principal to fully vest the terminated employees and refund any amounts that were previously forfeited by these employees.

Forfeited Accounts

At December 31, 2014, unallocated forfeited nonvested accounts totaled $137,208. These accounts will be generally used to pay administrative expenses of the Plan or reduce future company contributions. Also, in 2014, administrative expenses were reduced by $143,741 and employer matching contributions were reduced by $1,317,475 from forfeited nonvested accounts.

Note 2:     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common stocks are reported at fair value based on quoted market prices. The assets held in the self-directed brokerage accounts consist of stocks and bonds that are valued using quoted market prices.

The Plan’s investments include a fully benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. As of December 31, 2014, the Company did not intend to discontinue the investment contract with Principal. In addition, the Company does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The Company is not aware of any circumstances that would allow Principal to terminate the contract and settle at a value other than the contract value.

This investment is presented at fair value, which approximates contract value as of December 31, 2014. Contract value is equal to the principal balance plus accrued interest. Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through June 30, 2024, discounted at the risk-free rate of return for this period. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology set forth in the contract. The crediting interest rates were 2.00% for the period July 1, 2014 through December 31, 2014. There was no minimum crediting rate. The average yield for 2014 was 1.9%.

The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of a), b), and c) below, rounded to the nearest five basis points:

a)	The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

b)	The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

c)	The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments, as presented in the accompanying statement of changes in net assets available for benefits, consists of realized gains and losses as well as net unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon terms of the plan document.

Plan Tax Status

The Plan is intended in all respects to be a qualified plan under the IRC. The plan sponsor, SSE, is pursuing a determination letter from the Internal Revenue Service for the Plan. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Mutual fund management fees are borne by the participants invested in the mutual funds. Loan setup fees are charged to the participant when a loan is issued. All other costs associated with the administration of the Plan are paid by the Company. Personnel and facilities of the plan sponsor have been used by the Plan for its administrative activities at no cost to the Plan.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the transfer date.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the accompanying statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3:    Investments

The following presents investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2014:

Chesapeake Energy Corporation	$54,520,418
Vanguard Group – Vanguard Target RMT 2050 Income
Investment Fund	$13,948,520
Vanguard Group – Vanguard Target RMT 2040 Income
Investment Fund	$11,277,513
Vanguard Group – Vanguard Target RMT 2020 Income
Investment Fund	$9,006,563

For the period ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stocks	$(36,699,325)
Mutual funds	(1,983,025)

$(38,682,350)

Note 4:    Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the six-month period ended December 31, 2014. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.

Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 1. Investments in mutual funds generally may be redeemed daily.

Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.

Investment Contract: Fair value is considered to be the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract, discounted at the risk-free rate of return for the period. There are no unfunded commitments. This security is classified as Level 3.

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stocks	$61,212,887	$61,212,887	$—	$—
Mutual funds
Balanced funds	68,827,918	68,827,918	—	—
Fixed income funds	4,714,432	4,714,432	—	—
International equity	3,194,052	3,194,052	—	—
Large U.S. equity	12,039,760	12,039,760	—	—
Small/mid U.S. equity	8,376,544	8,376,544	—	—
Self-directed brokerage account	401,612	401,612	—	—
Investment contract	5,972,880	—	—	5,972,880

	$164,740,085	$158,767,205	$—	$5,972,880

Schedule of changes in the Plan’s assets classified as Level 3 measurements are presented below:

Principal Fixed Income Option 401(a)(k)
Balance, beginning of year	$—
Transfer in	4,976,784
Interest credited	55,671
Purchases	3,701,170
Settlements	(2,760,745)

$5,972,880

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

The following table includes quantitative information about the significant unobservable inputs used to derive the fair value of the Level 3 assets:

Investment	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Single annuity contract	$5,972,880	Discounted cash flow	Composite interest rate	2%

Increases or decreases in the market rates for single annuity contract could cause the fair value of Level 3 investments to increase or decrease, respectively.

Note 5:    Non-Participant-Directed Investments

The Company’s matching and discretionary ESOP contributions are automatically invested in SSE common stock. In addition, the Chesapeake common stock transferred to the Plan during the spin-off is considered non-participant-directed for this disclosure as well. Information regarding the net assets available for benefits and the changes in net assets available for benefits for SSE and Chesapeake common stocks is below:

	Chesapeake Energy Common Stock	Seventy Seven Energy, Inc. Common Stock	Total
Net Assets, Beginning Balance	$—	$—	$—

Changes in net assets
Contributions	—	13,602,464	13,602,464
Dividend income	529,632	—	529,632
Net appreciation (depreciation)	(23,662,465)	(13,036,860)	(36,699,325)
Benefits paid to participants	(2,672,151)	(287,323)	(2,959,474)
Transfers to (from) the plan	87,038,874	122,952	87,161,826
Transfers to other investment options, net	(6,713,472)	6,291,236	(422,236)

	54,520,418	6,692,469	61,212,887

Net Assets, Ending Balance	$54,520,418	$6,692,469	$61,212,887

Seventy Seven Energy Inc. Retirement & Savings Plan

Notes to Financial Statements

December 31, 2014

Note 6:    Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. The Plan invests in SSE common stock. For the period ending December 31, 2014, there were 367 purchases of SSE common stock for a purchase price of $22,460,510 and 713 sales of SSE common stock for a total selling price of $2,873,477. The market price of SSE common stock as of December 31, 2014, was $5.41. The Plan also invests in mutual funds managed by Principal. Because the Plan pays certain fees to Principal, and Principal is the trustee of the Plan, these transactions qualify as exempt party-in-interest transactions.

Note 7:    Subsequent Events

Subsequent events have been evaluated through the date of the Report of the Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Effective January 1, 2015, the Plan was amended to as follows;

•	Employer match contributions were changed to 100% of the first 6% of participant contributions to the Plan

•	Eligibility was changed from one month of service to 60 days of service

•	A Roth after-tax contribution feature was added to the Plan

Effective June 2015, the Company finalized the sale of its wholly-owned subsidiary, Hodges Trucking Company L.L.C. The sale is expected to transfer approximately 450 of the Company’s employees and the assets in the accounts of those employees will be transferred out of the Plan.

Plan assets currently held in Chesapeake Energy Corporation (CHK) and Seventy Seven Energy Inc. (SSE) common stock have declined due to performance of the respective shares on the New York Stock Exchange in 2015.

Supplemental Schedules

Seventy Seven Energy Inc. Retirement & Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Contributions

Year Ended December 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VCFP and PTE 2002-51
$1,062	$—	$1,062	$—	$—

Seventy Seven Energy Inc. Retirement & Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

	Cost	Current Value
Common Stock
Chesapeake Energy Corporation	$80,800,406	$54,520,418
* Seventy Seven Energy Inc.	17,916,042	6,692,469

		61,212,887

Mutual Funds
Vanguard Group – Vanguard Target RMT 2050 Income Investment Fund	**	13,948,520
Vanguard Group – Vanguard Target RMT 2040 Income Investment Fund	**	11,277,513
Vanguard Group – Vanguard Target RMT 2020 Income Investment Fund	**	9,006,563
Vanguard Group – Vanguard Target RMT 2045 Income Investment Fund	**	8,544,106
Vanguard Group – Vanguard Target RMT 2030 Income Investment Fund	**	7,550,783
Vanguard Group – Vanguard Target RMT 2035 Income Investment Fund	**	5,643,295
Vanguard Group – Vanguard Target RMT 2025 Income Investment Fund	**	5,385,539
Vanguard Group – Vanguard Target RMT 2055 Income Investment Fund	**	4,061,960
PIMCO Total Return Fund	**	3,578,596
Goldman Sachs/LA Capital MGMT – Midcap Value I Inst Fund	**	3,314,337
Capital Research & Management Co – American Funds FNDMTL INV R6 Fund	**	3,012,361
Vanguard Group – Vanguard Growth Index ADM Fund	**	2,313,286
Vanguard Group – Vanguard Equity-Income Inv Fund	**	2,123,079
*Principal Global Investors – Diversified Internation Inst Fund	**	2,056,282
Vanguard Group – Vanguard Target RMT 2015 Income Investment Fund	**	1,640,642
Edge Asset Management, Inc. – Capital Appreciation Inst Fund	**	1,522,784
* Principal Global Investors – Midcap Institutional Fund	**	1,383,621
* Principal Global Investors – LargeCap S&P 500 IDX Inst Fund	**	1,263,066
Vanguard Group – Vanguard SmallCap Growth Index ADM Fund	**	1,210,460
Vanguard Group – Vanguard Target RMT Income Investment Fund	**	1,219,962
Vanguard Group – Vanguard Total International Stock Index ADM Fund	**	1,137,770
PIMCO Real Return Fund	**	1,135,836
Vanguard Group – Vanguard Small Cap Value Index ADM Fund	**	1,117,098
Capital Research & Management Co – American Funds NEWPRSP R6 Fund	**	981,276
* Principal Global Investors – Real Estate Secs Inst Fund	**	823,908
* Principal Global Investors – Midcap S&P 400 Index Inst Fund	**	712,567
* Principal Global Investors – SmallCap S&P 600 IDX Inst Fund	**	638,461
Vanguard Group – Vanguard Target RMT 2060 Income Investment Fund	**	549,035

		97,152,706

Seventy Seven Energy Inc. Retirement & Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued

December 31, 2014

	Cost		Current Value
Investment Contract
* Principal Global Investors – Principal Fixed Income 401(A)/(K), Contract Value	*	*	5,972,880

Self-Directed Brokerage Accounts
* Principal Self-Directed Brokergage Accounts	*	*	401,612

Participant Loans
* Various loans with interest rates ranging from 3.25% to 8.25% with maturities through 2024			12,163,931

			$176,904,016

*	Indicates party-in-interest to the Plan
**	Disclosure of the investments’ cost is not required because the investments are participant-directed.

Seventy Seven Energy Inc. Retirement & Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2014

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Cost of Asset	Net Gain (Loss)
Chesapeake Energy Corporation Common Stock	168	—	$2,549,082	$—	$—	$—
Chesapeake Energy Corporation Common Stock	—	771	$—	$11,403,070	$14,218,228	$(2,815,158)
Seventy Seven Energy, Inc. Common Stock	367	—	$22,460,510	$—	$—	$—
Seventy Seven Energy, Inc. Common Stock	—	713	$—	$2,873,477	$4,682,893	$(1,809,416)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEVENTY SEVEN ENERGY INC,
RETIREMENT & SAVINGS PLAN

By:	/s/ R. Lance Haffner

R. Lance Haffner
Sr. Director Human Resources
Seventy Seven Energy Inc.

Date: July 15, 2015

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm